CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF BIDAFI, INC.

Bidafi, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware,hereby certifies as follows:

1. This Certificate of Amendment (the "Certificate of Amendment") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on August 29, 2019 (the "Certificate of Incorporation").

2. Article Fourth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

Fourth: The amount of the total stock of this corporation is authorized to issue is 1,050,000 (ONE MILLION FIFTY THOUSAND) shares with a par value of 0.001 per share.

3. This amendment was duly adopted in accordance with the provisions of Section[s] [228 and] 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Kenneth A. Rhinehart, its Secretary, this 24th day of May, 2022.

By: _Kenneth R. Rhinehart_ 5/24/2022

Kenneth A. Rhinehart

Secretary, Chief Operating Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:28 AM 08/29/2019
FILED 10:28 AM 08/29/2019
SR 20196780081 - File Number 7583210

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is _____
  BidaFi, Incorporated   .

- **Second:** Its registered office in the State of Delaware is to be located at _____
  1221 College Park Dr Ste 116   Street, in the City of Dover, DE
  County of Kent   Zip Code 19904   . The registered agent in
  charge thereof is LegalCorp Solutions, LLC _____
  _____ .

  Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is
  10,000   shares (number of authorized shares) with a par value of
  .001   per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name Sonia Becerra
  Mailing Address 515 Post Oak Blvd. #300
                  Houston, TX   Zip Code 77027

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this
  29   day of August   , A.D. 20 19   .

BY:
    (Incorporator)

NAME: Sonia Becerra
      (type or print)